06011446

Section 12g3-2(b) Exemption

File No. 82-4555

BLACKROCK

SUPPL

FOR IMMEDIATE RELEASE

BlackRock Reports 950% Increase in Oil Reserves in 2005

CALGARY, ALBERTA, (February 22, 2006) - BlackRock Ventures Inc. (TSX:BVI) announced today the results of its annual oil and gas reserves report prepared by Sproule Associates Limited, independent petroleum engineers ("the Sproule Report") and provided an operations and production update.

Highlights include:

- Recognized 195 million barrels of proven and probable reserves, and an additional 65 million of possible reserves, for a total of 260 million barrels attributed to the Company;
- Increase of 235 million barrels of total reserves, of which 227 million barrels of proven, probable and possible oil reserves recognized on the Orion SAGD project;
- Oil and gas reserve life of 34 years;
- Increase of 40% in net reserves booked at Seal;
- Replaced 368% of our 2005 annual production, exclusive of Orion reserve additions and;
- Operationally, in the first six weeks of 2006 we drilled two new successful wells on our Chipmunk discovery and continued development at Seal.

The following tables summarize certain information contained in the year-end reserve report. The report was prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional reserve information as required under NI 51-101 will be included in the Company's Annual Information Form which will be filed on SEDAR.

Oil and Gas Reserves

BlackRock's oil and gas reserves increased 950% to 260 million barrels as at December 31, 2005 compared with 24.7 million barrels at the end of last year.

The large increase in reserves is a result of recognizing, for the first time, reserves from our Orion SAGD project at Hilda Lake. BlackRock elected not to book reserves on the project until it received Board of Directors approval to proceed, which occurred in November 2005. The Sproule Report attributed a total of 227 million barrels of oil to the Orion project. The Sproule Report assigned 162 million proved plus probable reserves, and an additional 65 million barrels of reserves in the possible category. The reserves included in the possible category reflect the potential for higher oil recovery and potential expansion of the existing planned project. The

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Company has commenced construction of the first 10,000 barrel per day phase of the Orion project, which is expected to be operational in mid 2007.

In its report, Sproule has also assigned 28.8 million barrels of proved plus probable reserves to the Seal area, a 40% increase from 2004. The increase is attributable to the development of the Eastern block, as well as delineation of the Peace River block.

John Festival, President of BlackRock, commenting on the new reserves evaluation indicated that "the recognition of reserves on our Orion project is significant to our shareholders. At 20,000 barrels per day, this project has a reserve life in excess of 30 years. This will translate into substantial cash flow generation over a long period of time, which will be used to fund either future growth or distributed to our shareholders. "

Summary of Oil and Gas Reserves – Forecasted Prices and Costs

(Company interest, before royalties)	Heavy Oil Reserves	Natural Gas Reserves	2005 BOE (1)	2004 BOE (1)
	(Mbbls)	(MMcf)	(Mboe)	(Mboe)
Proved developed producing	19,099	2,357	19,492	12,947
Proved developed non-producing	810	-	810	1,487
Proved undeveloped	101,575	397	101,641	5,311
Total proved	121,484	2,754	121,943	19,745
Probable	73,024	571	73,119	4,981
Total proved plus probable	194,507	3,325	195,061	24,726
Possible	64,853	-	64,853	-
Total	259,361	3,325	259,915	24,726

(1) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 Mcf: 1barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Net Present Value of Reserves – Forecasted Prices and Costs

	Net Present Values of Before Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved					
Developed producing	287,745	243,863	213,069	190,437	173,147
Developed non-producing	9,105	7,083	5,708	4,730	4,008
Undeveloped	908,527	483,929	243,512	100,564	11,776
Total proved	1,205,378	734,874	462,290	295,731	188,931
Probable	1,096,002	516,545	263,333	143,682	82,739
Total proved plus probable	2,301,380	1,251,419	725,623	439,414	271,670
Possible	1,200,992	357,974	117,971	43,519	18,301
Total	3,502,371	1,609,393	843,593	482,933	289,970

	Net Present Values of After Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved					
Developed producing	233,566	198,699	173,976	155,655	141,569
Developed non-producing	5,635	4,345	3,474	2,858	2,406
Undeveloped	606,271	306,727	136,428	34,799	(28,553)
Total proved	845,473	509,771	313,878	193,313	115,422
Probable	740,873	347,797	175,532	93,976	52,387
Total proved plus probable	1,586,346	857,567	489,410	287,289	167,809
Possible	809,714	240,763	79,303	29,445	12,616
Total	2,396,061	1,098,330	568,713	316,734	180,425

Notes:
Columns may not add due to rounding

The pricing assumptions used in the Sproule evaluation are summarized below.

Pricing Assumptions – Forecast Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Inflation rate	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(%/yr)	(US$/Cdn$)
2006	60.81	70.07	47.27	11.58	2.5	0.85
2007	61.61	70.99	47.79	10.84	2.5	0.85
2008	54.60	62.73	43.23	8.95	2.5	0.85
2009	50.19	57.53	40.28	7.87	1.5	0.85
2010	47.76	54.65	38.65	7.57	1.5	0.85
2011	48.48	55.47	39.44	7.70	1.5	0.85
2012	49.20	56.31	40.25	7.83	1.5	0.85
2013	49.94	57.16	41.07	7.96	1.5	0.85
2014	50.69	58.02	41.90	8.09	1.5	0.85
2015	51.45	58.89	42.75	8.23	1.5	0.85
2016 (3)	52.22	59.78	43.60	8.37	1.5	0.85
		Escalation rate of 1.5% thereafter				

Notes:
(1) The pricing assumptions were provided by Sproule Associates Limited
(2) None of the Company's future production is subject to a fixed or contractually committed price.
(3) The average forecast WTI price for the period 2006-2016 was US$52.45/bbl.

Reconciliation of Changes in Reserves

The following table summarizes the changes in the Company's share of oil and natural gas reserves (Company's interest before deducting royalties) from December 31, 2004 to December 31, 2005.

	Heavy Oil (Mbbls)				
	Proved	Probable	Proved Plus Probable	Possible	Proved Plus Probable Plus Possible
Balance, Dec 31, 2004	19,386	4,921	24,307	-	24,307
Production	(3,109)	-	(3,109)	-	(3,109)
Discoveries	249	36	285	-	285
Extensions	104,382	69,689	174,071	64,853	238,924
Technical Revisions	522	(1,629)	(1,107)	-	(1,107)
Economic Factors	54	7	61	-	61
Balance, Dec 31, 2005	121,484	73,024	194,508	64,853	259,361

	Natural Gas (MMcf)				
	Proved	Probable	Proved Plus Probable	Possible	Proved Plus Probable Plus Possible
Balance, Dec 31, 2004(*)	236	31	267	-	267
Production	(13)	-	(13)	-	(13)
Discoveries	-	-	-	-	-
Extensions	8	-	8	-	8
Technical Revisions		-	-	-	-
Economic Factors		-	-		-
Balance, Dec 31, 2005(*)	231	31	262	-	262

(*) excludes solution gas reserves

Finding and Development Costs

BlackRock's finding and development cost (based on unaudited capital costs for the year) for oil and gas reserve additions (including revisions) in 2005 was $4.14 per proved plus probable barrel of oil, and the finding and development cost for the three year period 2003 – 2005 was $4.13 per proved plus probable barrel of oil. If only proved reserves were used, the one and three year finding and development costs were $6.27 and $6.11 per barrel, respectively. These calculations include all future development capital.

Finding and development costs for our conventional heavy oil program, which excludes reserve additions and capital for our Orion SAGD project, were $9.08 per proved plus probable barrel in 2005 and $6.11 per barrel for the three year period 2003-2005. The increase in finding and development costs for our conventional heavy oil program over prior years is a result of increased capital costs due to higher industry activity levels, as well as increased infrastructure costs (processing facilities, roads and pipelines) at Seal. Infrastructure costs are usually incurred early in the development of a project, and for finding and development cost calculations, the costs are applied to the reserves recognized at the time. However, the intention is to utilize many of these facilities for the development of the other Seal blocks which do not currently have reserves recognized.

Finding and Development Costs (F&D)	**2005**	2004	2003–2005
Total reserves and capital(*):			
F&D costs – proved reserves only ($/boe)	**6.27**	4.63	6.11
F&D costs – proved plus probable reserves ($/boe)	**4.14**	4.03	4.13
Excluding Orion project reserves and capital(*):			
F&D costs – proved reserves only ($/boe)	**9.84**	4.63	7.14
F&D costs – proved plus probable reserves ($/boe)	**9.08**	4.03	6.11

(*) includes future development capital

Operations Update

We have recently drilled two new successful wells on our Chipmunk discovery, in northern Alberta. These wells are producing in excess of 200 barrels of oil per day each. BlackRock has a 55% working interest in these wells. We now have five successful wells in five different reef structures on this play. Two of the three original wells are on production and producing approximately 500 barrels of oil per day (275 net to BlackRock). We are currently shooting a 23 sq kilometer 3D seismic program in the area and expect to drill 10 to 15 wells at Chipmunk later this year.

We currently have three rigs operating in northern Alberta. Our winter drilling program consists of a 10-15 stratigraphic well program on the Northern and Cadotte blocks at Seal and commencement of a horizontal well development program on the Peace River block at Seal, where we plan to drill 40-50 wells this year.

Crude oil sales volumes in the fourth quarter averaged 9,214 barrels per day (bopd); a 10% increase over our third quarter sales and a 15% increase over 2004 fourth quarter results. This volume was slightly below our original estimate due to pipeline apportionment on the Rainbow pipeline in December, drilling delays caused by unfavorable weather and a shortage of oilfield services, and as a result of shutting-in a number of producing wells to facilitate pad drilling operations at Seal. These problems have been resolved and the Company reached its year end production target of 14,000 bopd in December, a 40% increase over last year's exit rate. Production dropped temporarily to 12,000 bopd in January due to other operational constraints but has now stabilized at approximately 13,000 bopd, with several wells down for servicing, particularly in the Lloydminster area. Average oil production rates from new wells at Seal and Chipmunk are meeting or exceeding expectations, and BlackRock is on track to reach its 2006 year-end target of 18,000 to 20,000 bopd. BlackRock has reported average annual production growth through the drill bit of over 40% over the past three years, and the Company remains confident it can achieve its 40,000 bopd production goal over the next four years.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect

the operations, performance, development and results of BlackRock's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by BlackRock at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect BlackRock's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by BlackRock that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and BlackRock does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com